FILE NO. 082-03311

(Translation)

August 31, 2007

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Person to contact: Yukihiro Saito
Head of Investor Relations,
Financial Department
(Tel: 03 - 3572 - 5111)

Announcement Regarding Dissolution of Sub-subsidiary

Shiseido Co., Ltd. (the Company) hereby announces that its Board of Directors resolved to dissolve its sub-subsidiary, Beauté Prestige International Co., Ltd. (hereinafter, "BPI Co., Ltd."), as stated below.

Description

1. Reason of dissolution

Beauté Prestige International S.A. (hereinafter, "BPI SA"; head office: Paris, France; President: Remy Gomez), the Company's wholly owned subsidiary engaged in the development and sales of products including fragrances in the global market, has been marketing its products via BPI SA's sales subsidiary, BPI Co., Ltd., in the Japanese market.

The Company has made the decision regarding the dissolution as a part of structural reforms throughout the Shiseido Group, aimed at maximizing growth potential and improving profitability.

In the future, BPI SA's products will continue to be available via an import and sales agent handling fragrances and other products in the Japanese market.

dw 9/19

2. Overview of subsidiary

1)	Company name:	Beauté Prestige International Co., Ltd. (BPI Co., Ltd.)
2)	Address:	7-5-5, Ginza, Chuo-ku, Tokyo
3)	Representative:	Remy Gomez (concurrently holds the post of President, Beauté Prestige International S.A.)
4)	Main business:	Import and sales of cosmetic products centering on fragrances
5)	Established:	June 1992
6)	Capital:	¥100 million
7)	Shareholding ratio:	Beauté Prestige International S.A. (BPI SA) 100%

3. Time schedule for dissolution

December 14, 2007	BPI Co., Ltd.'s Extraordinary General Meeting of Shareholders
End of December 2007	Dissolution (plan)
Around April 2008	Liquidation complete (plan)

4. Future outlook

The impact of the aforementioned dissolution on Shiseido's business results in the year ending March 2008 is minimal (consolidated and non-consolidated basis).

- END -

(Translation)

August 31, 2007

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Person to contact: Yukihiro Saito
Head of Investor Relations,
Financial Department
(Tel: 03 - 3572 - 5111)

Notice of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares in accordance with its Articles of Incorporation pursuant to Article 165, paragraph 2 of the Corporation Law of Japan)

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held on August 31, 2007, resolved that the Company would acquire its own shares in accordance with Article 156 of the Corporation Law of Japan, applicable pursuant to Article 165, paragraph 3 of the said Law, as described below:

Description

1. Reason for the acquisition by the Company of its own shares:

To allow management to carry out fiscal policies with agility and distribute profits to its shareholders, in response to changing business conditions

2. Contents of the acquisition:

(1) Class of shares to be acquired: Shares of common stock of the Company

(2) Total number of shares to be acquired: (Not exceeding) 10,000,000 shares (Ratio thereof to the total number of issued shares excluding the shares of treasury stock: 2.42%)

(3) Aggregate acquisition prices of shares: (Not exceeding) ¥25,000,000,000

(4) Acquisition period: September 1, 2007 through September 14, 2007

(For reference)

Shares of treasury stock of the Company as of July 31, 2007:

- Total number of issued shares (excluding shares of treasury stock): 413,067,854 shares
- Number of shares of treasury stock: 11,494,499 shares

- END -

FILE NO. 082-03311

(Translation)

September 6, 2007

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Person to contact:	Yukihiro Saito Head of Investor Relations, Financial Department (Tel: 03 - 3572 - 5111)

Notice of Purchase by the Company of its Own Shares through ToSTNet-2

(Acquisition by the Company of its own shares in accordance with its Articles of Incorporation pursuant to Article 165, paragraph 2 of the Corporation Law of Japan)

Notice is hereby given that Shiseido Company, Limited (the "Company") has determined a specific method of the acquisition by the Company of its own shares in accordance with Article 156 of the Corporation Law of Japan, applicable pursuant to Article 165, paragraph 3 of the said Law, as described below:

Description

1. Method of acquisition:

At 8:45 a.m. on September 7, 2007, the Company will place a purchase order through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System) (closing price transaction) at ¥2,445 per share, the closing price on September 6, 2007. No other transaction system or time will be involved. The purchase order will be made only at the said transaction time.

2. Contents of the acquisition

(1) Class of shares to be acquired: Shares of common stock of the Company

(2) Total number of shares to be acquired: 10,000,000 shares

(Note 1) No change will be made in the number of shares to be acquired. However, market conditions and other factors may preclude the acquisition of some or all of the number of shares specified in the purchase order.

(Note 2) The specified number of shares to be acquired will be purchased on the basis of corresponding sell orders.

3. Publication of the result of the acquisition:

The result of the acquisition of the shares will be publicized after the close of the transaction time of 8:45 a.m. on September 7, 2007.

(For reference)

Details of the resolution adopted for the acquisition by the Company of its own shares (as publicized on August 31, 2007):

- Class of shares to be acquired: Shares of common stock of the Company
- Total number of shares to be acquired: (Not exceeding) 10,000,000 shares
- Aggregate acquisition prices of shares: (Not exceeding) ¥25,000,000,000
- Acquisition period: September 1, 2007 through September 14, 2007

- END -

FILE NO. 082-03311

(Translation)

September 7, 2007

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Person to contact:	Yukihiro Saito Head of Investor Relations, Financial Department (Tel: 03 - 3572 - 5111)

Notice of the Result of Acquisition by the Company of its Own Shares through ToSTNet-2

Notice is hereby given that with regard to the acquisition by Shiseido Company, Limited (the "Company") of its own shares as notified on September 6, 2007, the Company carried out a procedure therefor today, as described below.

Simultaneously, notice is hereby given that the acquisition by the Company of its own shares pursuant to the resolution adopted at the meeting of its Board of Directors held on August 31, 2007 has completed as a result of the transaction described herein.

Description

1.	Reason for the acquisition:	To allow management to carry out fiscal policies with agility and distribute profits to its shareholders, in response to changing business conditions
2.	Class of shares acquired:	Shares of common stock of the Company
3.	Total number of shares acquired:	10,000,000 shares
4.	Acquisition price:	¥2,445 per share
5.	Aggregate acquisition prices of shares:	¥24,450,000,000
6.	Acquisition date:	September 7, 2007

END

7. Method of acquisition: Purchase order placed through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System) (closing price transaction)

(For reference)

Details of the resolution adopted for the acquisition by the Company of its own shares (as publicized on August 31, 2007):

- Class of shares to be acquired: Shares of common stock of the Company
- Total number of shares to be acquired: (Not exceeding) 10,000,000 shares
- Aggregate acquisition prices of the shares: (Not exceeding) ¥25,000,000,000
- Acquisition period: September 1, 2007 through September 14, 2007

- END -